B2GOLD CORP.
Condensed Interim Consolidated Financial Statements
For the three months ended March 31, 2024
(Unaudited)

B2GOLD CORP.
CONDENSED INTERIM CONSOLIDATED STATEMENTS OF OPERATIONS
FOR THE THREE MONTHS ENDED MARCH 31
(Expressed in thousands of United States dollars, except per share amounts)
(Unaudited)

	2024	2023

Gold revenue	$461,444	$473,556

Cost of sales
Production costs	(156,745)	(127,604)
Depreciation and depletion	(90,446)	(97,158)
Royalties and production taxes	(30,027)	(35,161)
Total cost of sales	(277,218)	(259,923)

Gross profit	184,226	213,633

General and administrative	(14,138)	(14,185)
Share-based payments (Note 11)	(4,954)	(6,854)
Non-recoverable input taxes	(4,304)	(1,907)
Share of net income of associates (Note 8)	2,097	4,979
Foreign exchange losses	(2,379)	(596)
Community relations	(489)	(1,003)
Write-down of mining interests (Note 7)	—	(16,457)
Other expense	(5,432)	(1,691)
Operating income	154,627	175,919

Interest and financing expense	(9,571)	(2,926)
Interest income	5,455	5,819
Change in fair value of gold stream (Note 14)	(10,852)	—
Dilution loss on associate (Note 8)	(9,982)	—
Gains (losses) on derivative instruments (Note 13)	275	(357)
Other income (expense)	143	(1,600)
Income from operations before taxes	130,095	176,855

Current income tax, withholding and other taxes (Note 17)	(61,584)	(76,740)
Deferred income tax (expense) recovery (Note 17)	(20,030)	1,789
Net income for the period	$48,481	$101,904

Attributable to:
Shareholders of the Company	$39,751	$85,973
Non-controlling interests (Note 12)	8,730	15,931
Net income for the period	$48,481	$101,904

Earnings per share (attributable to shareholders of the Company) (Note 11)
Basic	$0.03	$0.08
Diluted	$0.03	$0.08

Weighted average number of common shares outstanding (in thousands) (Note 11)
Basic	1,303,191	1,075,402
Diluted	1,307,674	1,081,084
See accompanying notes to condensed interim consolidated financial statements.

B2GOLD CORP.
CONDENSED INTERIM CONSOLIDATED STATEMENTS OF COMPREHENSIVE INCOME
FOR THE THREE MONTHS ENDED MARCH 31
(Expressed in thousands of United States dollars)
(Unaudited)

	2024	2023

Net income for the period	$48,481	$101,904

Other comprehensive income (loss)
Items that will not be subsequently reclassified to net income:
Unrealized gain (loss) on investments, net of deferred income tax (Note 6)	14,971	(3,576)
Other comprehensive income (loss) for the period	14,971	(3,576)
Total comprehensive income for the period	$63,452	$98,328

Other comprehensive income (loss) attributable to:
Shareholders of the Company	$14,971	$(3,576)
Non-controlling interests	—	—
	$14,971	$(3,576)

Total comprehensive income attributable to:
Shareholders of the Company	$54,722	$82,397
Non-controlling interests	8,730	15,931
	$63,452	$98,328

See accompanying notes to condensed interim consolidated financial statements.

B2GOLD CORP.
CONDENSED INTERIM CONSOLIDATED STATEMENTS OF CASH FLOWS
FOR THE THREE MONTHS ENDED MARCH 31
(Expressed in thousands of United States dollars)
(Unaudited)

	2024	2023
Operating activities
Net income for the period	$48,481	$101,904
Mine restoration provisions settled	(291)	—
Non-cash charges, net (Note 18)	151,322	121,532
Proceeds from prepaid sales (Note 15)	500,023	—
Changes in non-cash working capital (Note 18)	21,985	6,226
Changes in long-term supplies inventory (Note 5)	4,152	—
Changes in long-term value added tax receivables	(14,945)	(25,839)
Cash provided by operating activities	710,727	203,823

Financing activities
Repayment of revolving credit facility (Note 10)	(150,000)	—
Repayment of equipment loan facilities (Note 10)	(2,387)	(3,578)
Interest and commitment fees paid	(3,579)	(1,002)
Cash proceeds from stock option exercises (Note 11)	1,088	2,444
Dividends paid (Note 11)	(45,989)	(42,976)
Principal payments on lease arrangements (Note 10)	(1,448)	(1,443)
Distributions to non-controlling interests (Note 12)	(4,580)	(2,082)
Other	271	817
Cash used by financing activities	(206,624)	(47,820)

Investing activities
Expenditures on mining interests:
Fekola Mine	(80,562)	(53,795)
Masbate Mine	(8,530)	(8,953)
Otjikoto Mine	(13,813)	(17,346)
Goose Project	(117,451)	—
Fekola Regional Properties	(4,501)	(14,775)
Gramalote Project	(3,310)	(510)
Other exploration (Note 18)	(8,840)	(15,991)
Loan to associate (Note 9)	(1,496)	—
Funding of reclamation accounts	(1,029)	(1,289)
Purchase of long-term investment	—	(15,116)
Cash paid for purchase of non-controlling interest	—	(6,704)
Deferred consideration received	—	3,850
Other	(45)	(459)
Cash used by investing activities	(239,577)	(131,088)

Increase in cash and cash equivalents	264,526	24,915

Effect of exchange rate changes on cash and cash equivalents	(3,607)	(3,121)
Cash and cash equivalents, beginning of period	306,895	651,946
Cash and cash equivalents, end of period	$567,814	$673,740

Supplementary cash flow information (Note 18)
See accompanying notes to condensed interim consolidated financial statements.

B2GOLD CORP.
CONDENSED INTERIM CONSOLIDATED BALANCE SHEETS
(Expressed in thousands of United States dollars)
(Unaudited)

	As at March 31, 2024	As at December 31, 2023
Assets
Current
Cash and cash equivalents	$567,814	$306,895
Accounts receivable, prepaids and other (Note 4)	26,087	27,491
Value-added and other tax receivables	29,046	29,848
Inventories (Note 5)	339,351	346,495
Assets classified as held for sale (Note 7)	34,347	—
	996,645	710,729

Long-term investments (Note 6)	101,497	86,007
Value-added tax receivables	216,663	199,671
Mining interests (Note 7)	3,682,923	3,563,490
Investments in associates (Note 8)	126,207	134,092
Long-term stockpile (Note 5)	58,941	56,497
Long-term supplies inventory (Note 5)	33,259	43,571
Other assets (Note 9)	71,865	63,635
Deferred income taxes	8,272	16,927
	$5,296,272	$4,874,619
Liabilities
Current
Accounts payable and accrued liabilities	$175,892	$167,117
Current income and other taxes payable	132,418	120,679
Current portion of long-term debt (Note 10)	16,414	16,256
Current portion of mine restoration provisions	2,759	3,050
Other current liabilities	6,157	6,369
	333,640	313,471

Long-term debt (Note 10)	28,804	175,869
Gold stream obligation (Note 14)	150,452	139,600
Prepaid gold sales (Note 15)	507,640	—
Mine restoration provisions	101,570	104,607
Deferred income taxes	200,004	188,106
Employee benefits obligation	19,916	19,171
Other long-term liabilities	24,390	23,820
	1,366,416	964,644
Equity
Shareholders’ equity
Share capital (Note 11)	3,463,392	3,454,811
Contributed surplus	88,745	84,970
Accumulated other comprehensive loss	(110,285)	(125,256)
Retained earnings	384,539	395,854
	3,826,391	3,810,379
Non-controlling interests (Note 12)	103,465	99,596
	3,929,856	3,909,975
	$5,296,272	$4,874,619

Commitments (Note 20)

Approved by the Board	"Clive T. Johnson"	Director	"Lisa M. Pankratz"	Director

See accompanying notes to condensed interim consolidated financial statements.

B2GOLD CORP.
CONDENSED INTERIM CONSOLIDATED STATEMENTS OF CHANGES IN EQUITY
FOR THE THREE MONTHS ENDED MARCH 31
(Expressed in thousands of United States dollars)
(Unaudited)

	2024
	Shares (‘000’s)	Share capital	Contributed surplus	Accumulated other comprehensive loss	Retained earnings	Non- controlling interests	Total equity

Balance at December 31, 2023	1,302,396	$3,454,811	$84,970	$(125,256)	$395,854	$99,596	$3,909,975

Net income for the period	—	—	—	—	39,751	8,730	48,481
Dividends (Note 11)	2,443	6,085	307	—	(52,467)	—	(46,075)
Unrealised gain on investments, net of deferred income tax (Note 6)	—	—	—	14,971	—	—	14,971
Shares issued on exercise of stock options (Note 11)	454	1,088	—	—	—	—	1,088
Shares issued on vesting of RSUs (Note 11)	115	565	(565)	—	—	—	—
Transactions with non-controlling interests (Note 12)	—	—	—	—	1,401	(4,861)	(3,460)
Share-based payments (Note 11)	—	—	4,876	—	—	—	4,876
Transfer to share capital on exercise of stock options	—	843	(843)	—	—	—	—

Balance at March 31, 2024	1,305,408	$3,463,392	$88,745	$(110,285)	$384,539	$103,465	$3,929,856

	2023
	Shares (‘000’s)	Share capital	Contributed surplus	Accumulated other comprehensive loss	Retained earnings	Non- controlling interests	Total equity

Balance at December 31, 2022	1,074,695	$2,487,624	$78,232	$(145,869)	$588,139	$103,663	$3,111,789

Net income for the period	—	—	—	—	85,973	15,931	101,904
Dividends (Note 11)	—	—	298	—	(43,351)	—	(43,053)
Unrealised loss on investments	—	—	—	(3,576)	—	—	(3,576)
Shares issued on exercise of stock options (Note 11)	948	2,444	—	—	—	—	2,444
Shares issued on vesting of RSUs (Note 11)	520	1,706	(1,706)	—	—	—	—
Shares issued on vesting of PSUs (Note 11)	741	5,658	(8,603)	—	—	—	(2,945)
Transactions with non-controlling interests	—	—	—	—	(6,009)	(1,335)	(7,344)
Share-based payments (Note 11)	—	—	5,177	—	—	—	5,177
Transfer to share capital on exercise of stock options	—	941	(941)	—	—	—	—

Balance at March 31, 2023	1,076,904	$2,498,373	$72,457	$(149,445)	$624,752	$118,259	$3,164,396

See accompanying notes to condensed interim consolidated financial statements.

B2GOLD CORP.
NOTES TO THE CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS
For the three months ended March 31, 2024
(All tabular amounts are in thousands of United States dollars unless otherwise stated)
(Unaudited)

1 Nature of operations

B2Gold Corp. (“B2Gold” or the “Company”) is a Vancouver-based gold producer with three operating mines: the Fekola Mine in Mali, the Masbate Mine in the Philippines and the Otjikoto Mine in Namibia, and a fourth mine under construction, the Goose Project, under construction in Canada. The Company also owns the Gramalote Project in Colombia. As at March 31, 2024, the Company held an approximately 15% interest in Calibre Mining Corp. ("Calibre") and an approximately 19% interest in BeMetals Corp. ("BeMetals"). In addition, the Company has a portfolio of evaluation and exploration assets in a number of countries including Mali and Finland.

B2Gold is a public company which is listed on the Toronto Stock Exchange under the symbol “BTO”, the NYSE American LLC under the symbol “BTG” and the Namibian Stock Exchange under the symbol “B2G”. B2Gold’s head office is located at Suite 3400, Park Place, 666 Burrard Street, Vancouver, British Columbia, V6C 2X8.

2 Basis of preparation

These condensed interim consolidated financial statements have been prepared in accordance with International Accounting Standard 34, Interim Financial Reporting, as issued by the International Accounting Standards Board ("IAS 34"). These condensed interim consolidated financial statements should be read in conjunction with the audited consolidated financial statements for the year ended December 31, 2023, which have been prepared in accordance with IFRS Accounting Standards as issued by the International Accounting Standards Board ("IFRS").

These condensed interim consolidated financial statements follow the same accounting policies and methods of application as the most recent annual consolidated financial statements of the Company.

These condensed consolidated interim financial statements were authorized for issue by the Board of Directors ("Board") on May 7, 2024.

3 Significant accounting judgements and estimates

The preparation of these financial statements in conformity with IAS 34 requires judgements and estimates that affect the amounts reported. Those judgements and estimates concerning the future may differ from actual results. The following are the areas of accounting policy judgement and accounting estimates applied by management that most significantly affect the Company’s financial statements, including those areas of estimation uncertainty that could result in a material adjustment to the carrying amounts of assets and liabilities within the next financial year.

Areas of judgement

Uncertain tax positions

The Company’s operations involve the application of complex tax regulations in multiple international jurisdictions. Determining the tax treatment of a transaction requires the Company to apply judgement in its interpretation of the applicable tax law. These positions are not final until accepted by the relevant tax authority. The tax treatment may change based on the result of assessments or audits by the tax authorities often years after the initial filing.

The Company recognizes and records potential liabilities for uncertain tax positions based on its assessment of the amount, or range of amounts of tax that will be due. The Company adjusts these accruals as new information becomes available. Due to the complexity and uncertainty associated with certain tax treatments, the ultimate resolution could result in a payment that is materially different from the Company’s current estimate of the tax liabilities.

Assessment of impairment and reversal of impairment indicators for long-lived assets

The Company applies significant judgement in assessing whether there are indicators of impairment or impairment reversal present that give rise to the requirement to conduct an impairment test. Internal and external factors such as significant changes in the use of the asset, legal and permitting factors, future gold prices, operating and capital cost forecasts, quantities of mineral reserves and resources, and movements in market interest rates are used by management in determining whether there are any indicators.

Determination of control or significant influence over investees

The assessment of whether the Company has a significant influence or control over an investee requires the application of judgement when assessing factors that could give rise to a significant influence or control. Factors evaluated when making a

B2GOLD CORP.
NOTES TO THE CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS
For the three months ended March 31, 2024
(All tabular amounts are in thousands of United States dollars unless otherwise stated)
(Unaudited)

judgement of control or significant influence over an investee include, but are not limited to, ownership percentage, representation on the board of directors, participation in the policy-making process, material transactions and contractual arrangements between the Company and the investee, interchange of managerial personnel, provision of essential technical information and potential voting rights. In evaluating these factors, the Company determines the level of influence over the investee the Company has. Changes in the Company's assessment of the factors used in determining if control or significant influence exists over an investee would impact the accounting treatment of the investment in the investee.

Sources of estimation uncertainty

Fair value of financial instruments

The fair value of financial instruments that are not traded in an active market are determined using valuation techniques. In determining the fair value of the gold stream obligation (Note 14 and Note 16), the Company makes significant assumptions that are based on the underlying models and the market conditions existing at both initial recognition and the end of each reporting period.

Mineral reserve and resource estimates

Mineral reserves are estimates of the amount of ore that can be economically and legally extracted from the Company’s mining properties. The Company estimates its mineral reserves and mineral resources based on information compiled by appropriately qualified persons relating to the geological data on the size, depth and shape of the ore body, and requires complex geological judgements to interpret the data. The estimation of recoverable reserves is based upon factors such as estimates of foreign exchange rates, commodity prices, future capital requirements, metallurgical recoveries, permitting and production costs along with geological assumptions and judgements made in estimating the size, and grade of the ore body. Changes in the reserve or resource estimates may impact the carrying value of mining interests, mine restoration provisions, recognition of deferred tax assets, depreciation and amortization charges and royalties receivable.

Value-added tax receivables

The Company incurs indirect taxes, including value-added tax, on purchases of goods and services at its operating mines and development projects. Indirect tax balances are recorded at their estimated recoverable amounts within current or long-term assets, net of provisions, and reflect the Company’s best estimate of their recoverability under existing tax rules in the respective jurisdictions in which they arise. Management’s assessment of recoverability considers the probable outcomes and expected timing of claimed deductions and/or disputes. The provisions and balance sheet classifications made to date may be subject to change and such change may be material.

Long-term value-added tax receivables as at March 31, 2024 includes amounts for the Fekola Mine of $151 million (December 31, 2023 - $137 million), for the Masbate Mine of $48 million (December 31, 2023 – $45 million), and for the Gramalote Project of $18 million (December 31, 2023 - $18 million).

Current and deferred income taxes

The Company is periodically required to estimate the tax basis of assets and liabilities. Where applicable tax laws and regulations are either unclear or subject to varying interpretations, it is possible that changes in these estimates could occur that materially affect the amounts of deferred income tax assets and liabilities recorded in the financial statements. Changes in deferred tax assets and liabilities generally have a direct impact on earnings in the period that the changes occur.

Each period, the Company evaluates the likelihood of whether some portion or all of each deferred tax asset will not be realized. This evaluation is based on historic and future expected levels of taxable income and the associated repatriation of retained earnings, the pattern and timing of reversals of taxable temporary timing differences that give rise to deferred tax liabilities, and tax planning initiatives. Levels of future taxable income are affected by, among other things, metal prices, production costs, quantities of proven and probable gold reserves, interest rates and foreign currency exchange rates. The availability of retained earnings for distribution depends on future levels of taxable income as well as future reclamation expenditures, capital expenditures, dividends and other uses of available cash flow.

B2GOLD CORP.
NOTES TO THE CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS
For the three months ended March 31, 2024
(All tabular amounts are in thousands of United States dollars unless otherwise stated)
(Unaudited)

4 Accounts receivable, prepaids and other

	March 31, 2024	December 31, 2023
	$	$

Supplier advances	8,086	10,533
Prepaid expenses	8,830	8,639
Current portion of derivative instruments (Note 13)	362	481
Other receivables	8,809	7,838
	26,087	27,491

5 Inventories

	March 31, 2024	December 31, 2023
	$	$

Gold and silver bullion	46,676	53,065
In-process inventory	19,914	18,220
Ore stock-pile inventory	71,727	80,302
Materials and supplies	201,034	194,908
	339,351	346,495

Ore stock-pile inventory as at March 31, 2024 includes amounts for the Fekola Mine of $50 million (December 31, 2023 - $59 million), for the Masbate Mine of $13 million (December 31, 2023 - $14 million), and for the Otjikoto Mine of $9 million (December 31, 2023 – $7 million).

Long-term stock-pile inventory as at March 31, 2024 includes amounts for the Otjikoto Mine of $45 million (December 31, 2023 – $44 million), for the Fekola Mine of $7 million (December 31, 2023 - $6 million), and for the Masbate Mine of $7 million (December 31, 2023 - $6 million).

Long-term supplies inventory are supplies for the Back River Project that are expected to be consumed beyond the next twelve months.

6 Long-term investments

	March 31, 2024			December 31, 2023
	Cost $	AOCI $	Fair Value $	Cost $	AOCI $	Fair Value $

Snowline Gold Corp.	32,759	29,989	62,748	32,759	19,909	52,668
West African Resources Ltd.	20,530	(3,160)	17,370	20,530	(6,261)	14,269
Osino Resources Corp.	6,955	8,247	15,202	6,955	5,340	12,295
St. Augustine Gold & Copper Ltd.	20,193	(16,167)	4,026	20,193	(15,562)	4,631
Matador Mining Ltd.	2,885	(1,221)	1,664	2,885	(1,253)	1,632
RTG Mining Inc.	13,400	(13,099)	301	13,400	(13,092)	308
Other	899	(713)	186	899	(695)	204
	97,621	3,876	101,497	97,621	(11,614)	86,007

Subsequent to March 31, 2024, on April 16, 2024, the Company purchased an additional 1.2 million shares of Snowline Gold Corp. ("Snowline") at Cdn. $5.48 for a total cost of $5 million. On April 25, 2024, the Company completed a non-brokered private placement with Snowline for a further 0.4 million shares at Cdn. $5.45 for a total cost of $2 million. These purchases were to maintain a 9.9% interest in Snowline in accordance with the Company's rights under the shareholder agreement.

Also subsequent to March 31, 2024, the Company sold its 22 million share investment in West African Resources Ltd. for proceeds of $19 million.

B2GOLD CORP.
NOTES TO THE CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS
For the three months ended March 31, 2024
(All tabular amounts are in thousands of United States dollars unless otherwise stated)
(Unaudited)

7 Mining interests

	Mineral properties	Buildings, plant & equipment	Construction-in-progress	Exploration & evaluation assets	Total
	$	$	$	$	$
Cost
Balance at December 31, 2022	2,203,412	1,679,345	16,596	511,867	4,411,220
Acquisitions	—	41,166	1,050,326	114,898	1,206,390
Additions	193,443	197,704	388,272	61,832	841,251
Disposals	—	(25,479)	—	—	(25,479)
Write-downs	—	—	—	(19,905)	(19,905)
Transfers	21,087	61,414	(61,414)	(21,087)	—
Change in mine restoration provision estimates	(495)	—	363	(150)	(282)

Balance at December 31, 2023	2,417,447	1,954,150	1,394,143	647,455	6,413,195
Additions	50,010	28,508	161,571	5,744	245,833
Capitalized interest	—	—	3,556	—	3,556
Disposals	—	(9,090)	—	—	(9,090)
Reclassified to assets held for sale	—	—	—	(34,347)	(34,347)
Transfers	—	5	(5)	—	—
Change in mine restoration provision estimates	(3,818)	—	(230)	—	(4,048)

Balance at March 31, 2024	2,463,639	1,973,573	1,559,035	618,852	6,615,099

Accumulated depreciation, depletion, amortization and impairment
Balance at December 31, 2022	(1,150,839)	(853,167)	—	(132,484)	(2,136,490)
Depreciation and depletion	(241,194)	(171,155)	—	—	(412,349)
Impairment	(96,800)	(65,753)	—	(154,710)	(317,263)
Disposals	—	16,397	—	—	16,397

Balance at December 31, 2023	(1,488,833)	(1,073,678)	—	(287,194)	(2,849,705)
Depreciation and depletion	(44,757)	(45,332)	—	—	(90,089)
Disposals	—	7,618	—	—	7,618

Balance at March 31, 2024	(1,533,590)	(1,111,392)	—	(287,194)	(2,932,176)

Net book value at December 31, 2023	928,614	880,472	1,394,143	360,261	3,563,490

Net book value at March 31, 2024	930,049	862,181	1,559,035	331,658	3,682,923

Finland Properties

During the three months ended March 31, 2024, the Company received a non-binding offer from Rupert Resources Ltd. for the purchase of the Company's 70% interest in certain properties in Finland ("Finland Properties"). The remaining 30% interest in the Finland Properties is owned by Aurion Resources Inc. The Company has concluded that an agreement to sell its interest in the Finland Properties is likely to be reached within the next 12 months and, as a result, has classified the Finland Properties as held for sale as at March 31, 2024. Based on the expected sales proceeds at March 31, 2024, the Company has determined that the net book value of the Finland Properties is recoverable and no impairment has been recorded in connection with the reclassification.

Other

During the three months ended March 31, 2023, the Company wrote-off $16 million relating to non-core properties that it no longer plans to proceed with.

B2GOLD CORP.
NOTES TO THE CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS
For the three months ended March 31, 2024
(All tabular amounts are in thousands of United States dollars unless otherwise stated)
(Unaudited)

8 Investment in associates

	Calibre	BeMetals	Total
	$	$	$
Cost
Balance at December 31, 2022	111,774	8,275	120,049
Share of net income (loss)	20,122	(251)	19,871
Impairment	—	(4,885)	(4,885)
Loss on dilution	(943)	—	(943)

Balance at December 31, 2023	130,953	3,139	134,092
Share of net income	2,097	—	2,097
Loss on dilution	(9,982)	—	(9,982)

Balance at March 31, 2024	123,068	3,139	126,207

On January 24, 2024, the Company's associate Calibre completed the acquisition of Marathon Gold Corporation ("Marathon"). As a result of the Calibre shares issued for the acquisition of Marathon, the Company's interest in Calibre was diluted from 24% to 15%. Despite owning less than 20% of Calibre, the Company determined that it still had significant influence over its associate due to, among other things, the Company's right to nominate one Director to the Board of Calibre. Subsequent to March 31, on April 16, 2024, the Company's interest in Calibre was diluted a further 1% to 14%. The Company determined that this further dilution did not change its significant influence over Calibre.

9 Other assets

	March 31, 2024	December 31, 2023
	$	$

Reclamation deposits	51,263	50,934
Deferred financing costs (Note 10)	6,429	—
Restricted cash	5,205	5,259
Loan to associate	7,331	5,763
Other	1,637	1,679
	71,865	63,635

As at March 31, 2024, reclamation deposits include amounts for the Fekola Mine of $21 million (December 31, 2023 - $21 million), for the Otjikoto Mine of $15 million (December 31, 2023 – $14 million), for the Goose Project of $11 million (December 31, 2023 - $12 million) and for the Masbate Mine of $4 million (December 31, 2023 - $4 million).

During the three months ended March 31, 2024, the Company advanced a further $2 million to its associate BeMetals Corp.

10 Long-term debt

	March 31, 2024	December 31, 2023
	$	$
Revolving credit facility:
Principal amount	—	150,000
Unamortized transaction costs	—	(7,365)
	—	142,635
Equipment loans and lease obligations:
Fekola equipment loan facilities (net of unamortized transaction costs)	11,551	13,875
Goose Project equipment loan facilities (net of unamortized transaction costs)	6,427	6,776
Lease liabilities	27,240	28,839
	45,218	49,490

Less current portion	(16,414)	(16,256)
	28,804	175,869

B2GOLD CORP.
NOTES TO THE CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS
For the three months ended March 31, 2024
(All tabular amounts are in thousands of United States dollars unless otherwise stated)
(Unaudited)

The changes in debt balances during the three months ended March 31, 2024 are as follows:

	Revolving credit facility	Equipment loans	Lease liabilities	Total
	$	$	$	$

Balance at December 31, 2023	142,635	20,651	28,839	192,125
Lease liabilities incurred	—	—	123	123
Debt repayments	(150,000)	(2,387)	(1,448)	(153,835)
Foreign exchange gains	—	(320)	(610)	(930)
Reclassification of deferred financing costs to Other Assets (Note 9)	6,637	—	—	6,637
Non-cash interest and financing expense	728	34	336	1,098
Balance at March 31, 2024	—	17,978	27,240	45,218

Current portion	—	(11,680)	(4,734)	(16,414)
	—	6,298	22,506	28,804

Revolving credit facility

The Company has a $700 million revolving credit facility ("RCF") with a syndicate of international banks. The RCF allows for an accordion feature whereby upon receipt of additional binding commitments, the facility may be further increased to $800 million any time prior to the maturity date of December 16, 2025. As at March 31, 2024, the Company had available the full undrawn capacity of $700 million. The Company has provided security on the RCF in the form of a general security interest over the Company’s assets and pledges creating a charge over the shares of certain of the Company’s direct and indirect subsidiaries. In connection with the RCF, the Company must also maintain certain ratios for leverage and interest coverage. As at March 31, 2024, the Company was in compliance with these debt covenants.

11 Share capital

The Company’s authorized share capital consists of an unlimited number of common shares and an unlimited number of preferred shares. As at March 31, 2024, the Company had 1,305,407,942 common shares outstanding (December 31, 2023 - 1,302,396,192 shares), including 1,705,000 common shares being held in trust under the Company’s Incentive Plan. No preferred shares were outstanding.

During the three months ended March 31, 2024, the Company paid a quarterly dividend of $0.04 per share totalling $52 million (2023 - $43 million). Of this amount, $6 million (2023 - $nil) was satisfied by the issuance of 2 million shares under the Company's Dividend Re-investment Plan.

Subsequent to March 31, 2024, on May 7, 2024, the Company approved a second quarter dividend of $0.04 payable on June 24, 2024.

During the three months ended March 31, 2024, approximately 1 million stock options were granted to employees at an exercise price of Cdn. $3.48 per share. These stock options have a term of five years and vest over a period of three years. The estimated fair value when granted of these options, totalling $0.5 million, is being recognized as a share-based payment expense over the vesting period. The fair value was calculated using the Black-Scholes option pricing model based on a risk-free annual interest rate of 3.8%, an expected life of three years, an expected volatility of 37% and a dividend yield rate of 6%.

For the three months ended March 31, 2024, share-based payments expense relating to the vesting of stock options was $1 million (2023 - $2 million). For the three months ended March 31, 2024, the Company issued 0.5 million shares for proceeds of $1 million upon the exercise of stock options. The weighted average market price of the shares at the time of exercise was Cdn. $4.14. As at March 31, 2024, 31 million stock options were outstanding.

B2GOLD CORP.
NOTES TO THE CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS
For the three months ended March 31, 2024
(All tabular amounts are in thousands of United States dollars unless otherwise stated)
(Unaudited)

The following is a summary of changes to stock options outstanding:

	Number of outstanding options	Weighted-average exercise price
	('000s)	(in Cdn. $)

Outstanding at December 31, 2023	30,967	5.09
Granted	912	3.48
Exercised	(454)	3.19
Forfeited or expired	(162)	4.63
Outstanding at March 31, 2024	31,263	5.07

For the three months ended March 31, 2024, share-based payments expense relating to the vesting of restricted share units ("RSUs") was $2 million (2023 - $1 million). During the three months ended March 31, 2024, the Company granted 2 million RSUs to employees and issued 0.1 million shares on the vesting of RSUs. As at March 31, 2024, 6 million RSUs were outstanding. Subsequent to March 31, 2024, the Company issued 1 million shares upon the vesting of RSUs.

For the three months ended March 31, 2024, share-based payments expense relating to the vesting of performance share units ("PSUs") was $2 million (2023 - $2 million). During the three months ended March 31, 2024, the Company granted 3 million PSUs to employees. As at March 31, 2024, 7 million PSUs were outstanding.

For the three months ended March 31, 2024, share-based payments relating to the change in fair value of deferred share units ("DSUs") was an expense of $0 million (2023 - $2 million). As at March 31, 2024, 2 million DSUs were outstanding.

Earnings per share

The following is the calculation of basic and diluted earnings per share:

	For the three months ended March 31, 2024	For the three months ended March 31, 2023

Net income and diluted net income (attributable to shareholders of the Company)	$39,751	85,973

Basic weighted average number of common shares outstanding (in thousands)	1,303,191	1,075,402

Effect of dilutive securities:
Stock options	213	2,040
Restricted share units	763	442
Performance share units	3,507	3,200
Diluted weighted average number of common shares outstanding (in thousands)	1,307,674	1,081,084

Earnings per share (attributable to shareholders of the Company)
Basic	$0.03	$0.08
Diluted	$0.03	$0.08

B2GOLD CORP.
NOTES TO THE CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS
For the three months ended March 31, 2024
(All tabular amounts are in thousands of United States dollars unless otherwise stated)
(Unaudited)

12 Non-controlling interests

The following is a continuity schedule of the Company's non-controlling interests:

	Fekola	Masbate	Otjikoto	Other	Total
	$	$	$	$	$

Balance at December 31, 2023	42,911	27,744	24,238	4,703	99,596
Share of net income (loss)	5,885	220	2,692	(67)	8,730
Distributions to non-controlling interest	—	—	(4,280)	—	(4,280)
Interest on loan to non-controlling interest	(1,189)	—	—	—	(1,189)
Participating funding from non-controlling interest	—	—	—	480	480
Other	—	—	—	128	128
Balance at March 31, 2024	47,607	27,964	22,650	5,244	103,465

13 Derivative financial instruments

The Company's fuel derivative instruments were not designated as hedges and are being recorded at fair value through profit and loss ("FVTPL"). As at March 31, 2024, the Company had fuel derivative contracts outstanding for 4 million litres of fuel oil at an average strike price of $0.39 per litre. The unrealized fair value of these contracts at March 31, 2024 was $0 million (December 31, 2023 - $0 million).

Subsequent to March 31, 2024, the Company entered into an additional series of forward contracts for the purchase of 21 million litres of fuel oil at an average strike price of $0.47 per litre and 15 million litres of gas oil at an average strike price of $0.64 per litre with scheduled settlement between July 2024 and March 2026.

14 Gold stream obligation

The Company's gold stream obligation requires the delivery from production at the Company's Back River Project as follows:
•2.7805% of gold production up to delivery of 87,100 ounces
•1.4405% of gold production up to an aggregate of 134,000 ounces
•1.005% of gold production thereafter.

The gold stream obligation was determined to be a derivative liability under IFRS 9 Financial instruments, and has been classified as FVTPL. As a result, it has been recorded at its fair value on the Condensed Interim Consolidated Balance Sheet with changes in the fair value being recorded in the Condensed Interim Consolidated Statement of Operations. The fair value of the gold stream was determined to be level 3 in the fair value hierarchy (Note 16). The Company has guaranteed the gold stream obligation.

The following is a summary of the changes in the gold stream obligation:

$

Outstanding at December 31, 2023	139,600
Change in fair value	10,852
Outstanding at March 31, 2024	150,452

B2GOLD CORP.
NOTES TO THE CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS
For the three months ended March 31, 2024
(All tabular amounts are in thousands of United States dollars unless otherwise stated)
(Unaudited)

15 Prepaid gold sales

On January 23, 2024, the Company entered into a series of prepaid gold sales with a number of its RCF syndicate banks. Under the terms of the prepaid gold sales, the Company received an upfront payment of $500 million, based on gold forward curve prices averaging approximately $2,191 per ounce, in exchange for equal monthly deliveries of gold from July 2025 to June 2026 totaling 264,768 ounces. Gold deliveries can be from production from any of the Company’s operating mines and the prepaid gold sales can be settled prior to maturity through accelerated delivery of the remaining deliverable gold ounces.

The prepaid gold sales have been accounted in accordance with IFRS 15, Revenue from Contracts with Customers, whereby the cash prepayments have been recognized as deferred revenue on the consolidated balance sheets and will be recognized as revenue in the consolidated statement of operations based on the contract price when gold deliveries are made.

During the three months ended March 31, 2024, the Company recognized interest charge of $8 million relating to the financing component contained in the prepaid gold sales. Of the $8 million interest expense, $3 million was capitalized to the cost of constructing qualifying assets during the period and the remaining $5 million was expensed in the Condensed Consolidated Interim Statement of Operations. At March 31, 2024, the carrying amount of the prepaid gold sales was $508 million.

16 Financial instruments

The Company’s financial assets and liabilities are classified based on the lowest level of input significant to the fair value measurement based on the fair value hierarchy:

Level 1 – quoted prices in active markets for identical assets or liabilities;

Level 2 – inputs other than quoted prices included in Level 1 that are observable for the asset or liability, either directly (i.e. as prices) or indirectly (i.e. derived from prices); and

Level 3 – inputs for the asset or liability that are not based on observable market data.

As at March 31, 2024, the Company’s financial assets and liabilities that are measured at fair value are categorized as follows:

	As at March 31, 2024			As at December 31, 2023
	Level 1	Level 2	Level 3	Level 1	Level 2	Level 3
	$	$	$	$	$	$

Long-term investments (Note 6)	101,497	—	—	86,007	—	—
Fuel derivative contracts (Note 13)	—	362	—	—	481	—
Gold stream obligation (Note 14)	—	—	(150,452)	—	—	(139,600)

The Company’s long-term investments consist of shares of publicly traded mining companies. The fair values of these were determined using market quotes from an active market for each investment.

The fair value of the Company's fuel derivative contracts were determined using prevailing market rates for instruments with similar characteristics.

The fair value of the gold stream was calculated based on an income approach and a discounted cash flow model. The calculated fair value includes inputs that are based on observable market data, including forward gold price curves and credit adjusted risk-free rates. The fair value also includes inputs that are not based on observable market data, including the timing of future gold deliveries. The valuation has been prepared by an independent valuations specialist with direct oversight from the Company. Gold production is assumed to begin at the end of the second quarter of 2025. Forward gold price estimates ranged from $2,327 to $3,454 per ounce. A $100 per ounce change in the gold forward price would have approximately a $6 million impact on the fair value of the gold stream obligation. A 50 basis point change in the risk-free rate would also have approximately a $4 million impact on the fair value of the gold stream obligation.

The fair value of the Company's long-term debt also approximates its carrying value as it has a floating interest rate and the Company's credit spread has remained approximately consistent. The fair value of the Company's other financial instruments approximate their carrying value due to their short-term nature.

B2GOLD CORP.
NOTES TO THE CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS
For the three months ended March 31, 2024
(All tabular amounts are in thousands of United States dollars unless otherwise stated)
(Unaudited)

Credit risk

The Company’s maximum exposure to credit risk was the book value of cash and cash equivalents, accounts receivable, loans receivable and the carrying value of its derivative portfolio. The Company limits its credit exposure on cash and cash equivalents by holding its deposits mainly with high credit quality financial institutions as determined by credit rating agencies. The Company maintains its excess cash balances in short-term investments accounts. The Company does not maintain insurance for its cash balances.

17 Income and other taxes

Income tax expense differs from the amount that would result from applying the Canadian federal and provincial income tax rates to earnings from operations before taxes. These differences result from the following items:

	For the three months ended March 31, 2024	For the three months ended March 31, 2023
	$	$

Income from operations before taxes	130,095	176,855
Canadian federal and provincial income tax rates	27.00%	27.00%
Income tax expense at statutory rates	35,126	47,751

Increase (decrease) attributable to:
Effects of different foreign statutory tax rates	10,361	11,966
Future withholding tax	14,820	6,400
Non-deductible expenditures	6,574	7,236
Benefit of optional tax incentives	(3,811)	(1,665)
Withholding and other taxes	2,944	1,776
Change due to foreign exchange	7,308	(3,791)
Change in non-taxable portion of gains	1,064	(672)
Losses and tax bases for which no tax benefit has been recorded	6,298	4,357
Amounts under provided in prior years	930	1,593
Income tax expense	81,614	74,951

Current income tax, withholding and other taxes	61,584	76,740
Deferred income tax expense (recovery)	20,030	(1,789)
Income tax expense	81,614	74,951

Included in current income tax expense for the three months ended March 31, 2024 was $8 million (2023 - $9 million), related to the State of Mali's 10% priority dividend on its free carried interest in the Fekola Mine. This priority dividend is accounted for as an income tax in accordance with IAS 12, Income Taxes.

Fekola Tax Audits

The Company's subsidiary, Fekola SA, received a Notice for Reassessment dated September 6, 2022, from the Malian Directorate General of Taxes (“DGT”) asserting proposed adjustments and other tax liabilities amounting to $26 million excluding penalties, $45 million including penalties, (based on the March 31, 2024 exchange rate of CFA 607 to $1) arising from tax audits conducted for fiscal years 2016-2018. Fekola SA filed a contentious claim, dated November 3, 2022, outlining its objections to the reassessment in accordance with the Mali Income Tax Act. At March 31, 2024, the Company has recorded a total provision of $10 million (net provision of $5 million after taking into account a $5 million prepayment made in 2022) reflecting its best estimate of the final settlement of the reassessment amount.

B2GOLD CORP.
NOTES TO THE CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS
For the three months ended March 31, 2024
(All tabular amounts are in thousands of United States dollars unless otherwise stated)
(Unaudited)

18 Supplementary cash flow information

Supplementary disclosure of cash flow information is provided in the tables below:

Non-cash charges (credits):

	For the three months ended March 31, 2024	For the three months ended March 31, 2023
	$	$

Depreciation and depletion	90,446	97,158
Deferred income tax expense (recovery) (Note 17)	20,030	(1,789)
Change in fair value of gold stream (Note 14)	10,852	—
Dilution loss on associate (Note 8)	9,982	—
Non-cash interest and financing expense	9,571	2,926
Share of net income of associate (Note 8)	(2,097)	(4,979)
Share-based payments (Note 11)	4,879	6,854
Non-recoverable input taxes	3,886	1,907
Unrealized losses on derivative instruments	118	2,788
Write-down of mining interests (Note 7)	—	16,457
Other	3,655	210
	151,322	121,532

Changes in non-cash working capital:

	For the three months ended March 31, 2024	For the three months ended March 31, 2023
	$	$

Accounts receivable and prepaids	1,549	(6,605)
Value-added and other tax receivables	(5,116)	(645)
Inventories	203	(22,667)
Accounts payable and accrued liabilities	13,610	(4,970)
Current income and other taxes payable	11,739	41,113
	21,985	6,226

B2GOLD CORP.
NOTES TO THE CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS
For the three months ended March 31, 2024
(All tabular amounts are in thousands of United States dollars unless otherwise stated)
(Unaudited)

Other exploration and development:

	For the three months ended March 31, 2024	For the three months ended March 31, 2023
	$	$

Fekola Mine, exploration	(1,302)	(1,706)
Masbate Mine, exploration	(821)	(959)
Otjikoto Mine, exploration	(1,789)	(494)
Goose Project, exploration	(2,312)	—
Finland Properties, exploration	(1,393)	(2,271)
Bakolobi Property, exploration	(344)	(1,180)
Menankoto Property, exploration	—	(3,036)
Bantako North Property, exploration	—	(1,441)
Dandoko Property, exploration	20	(3,473)
George Project, exploration	(157)	—
Other	(742)	(1,431)
	(8,840)	(15,991)

Non-cash investing and financing activities:

	For the three months ended March 31, 2024	For the three months ended March 31, 2023
	$	$

Change in current liabilities relating to mining interest expenditures	(3,754)	(1,232)
Interest capitalized to construction of qualifying assets	3,556	—
Interest on loan to non-controlling interest	1,401	1,173
Change in accrued distributions to non-controlling interest	(300)	—
Foreign exchange gain (loss) on Fekola equipment loan facility	285	(244)
Share-based payments, capitalized to mining interests	181	118

For the three months ended March 31, 2024, the Company paid $39 million of current income tax, withholding and other taxes in cash (2023 - $30 million).

19 Segmented information

The Company’s reportable operating segments include its mining operations and development projects, namely the Fekola, Masbate and Otjikoto mines and the Goose Project. It also includes Fekola Regional properties, which are in the exploration and evaluations stage. The Fekola Regional segment includes the Bantako North, Menankoto, Dandoko and Bakolobi properties. The “Other Mineral Properties” segment consists of the Company’s interests in mineral properties which are at various stages of exploration and evaluation, including the Company's interest in the Gramalote Project, as well as the Company's equity accounting for its investment in its associate Calibre. The “Corporate and Other” segment includes corporate operations.

B2GOLD CORP.
NOTES TO THE CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS
For the three months ended March 31, 2024
(All tabular amounts are in thousands of United States dollars unless otherwise stated)
(Unaudited)

The Company’s segments are summarized in the following tables:

	For the three months ended March 31, 2024
	Fekola Mine	Fekola Regional	Masbate Mine	Otjikoto Mine	Goose Project	Other Mineral Properties	Corporate & Other	Total
	$	$	$	$	$	$	$	$

External gold revenue	256,318	—	98,967	106,159	—	—	—	461,444
Production costs	85,105	—	42,771	28,869	—	—	—	156,745
Depreciation & depletion	45,340	1,161	19,188	24,757	—	—	497	90,943
Net income (loss)	42,099	(2,631)	16,271	26,159	(692)	1,762	(34,487)	48,481
Capital expenditures	81,864	4,826	9,351	15,602	119,763	5,601	49	237,056
Total assets	1,400,929	249,714	759,126	410,286	1,594,527	381,290	500,400	5,296,272

	For the three months ended March 31, 2023
	Fekola Mine	Fekola Regional	Masbate Mine	Otjikoto Mine	Goose Project	Other Mineral Properties	Corporate & Other	Total
	$	$	$	$	$	$	$	$

External gold revenue	314,225	—	56,992	102,339	—	—	—	473,556
Production costs	77,661	—	24,993	24,950	—	—	—	127,604
Depreciation & depletion	55,232	—	12,359	29,597	—	—	461	97,649
Net income (loss)	95,253	(131)	8,800	24,419	—	(9,192)	(17,245)	101,904
Capital expenditures	55,501	23,905	9,912	17,840	—	4,212	95	111,465
Total assets	1,526,569	234,370	773,005	442,190	—	334,069	457,341	3,767,544
The Company’s mining interests are located in the following geographical locations:

	March 31, 2024	December 31, 2023
	$	$
Mining interests
Canada	1,633,647	1,509,289
Mali	1,176,418	1,131,343
Philippines	522,201	533,781
Namibia	255,252	264,747
Colombia	69,474	66,184
Finland	—	32,954
Burkina Faso	21,087	21,087
Other	4,844	4,105
	3,682,923	3,563,490

20 Commitments

As at March 31, 2024, the Company had the following commitments (in addition to those disclosed elsewhere in these financial statements):
•For payments at the Fekola Mine of $28 million related to underground development, $7 million related to the construction of a new tailing storage facility, $6 million related to the solar plant expansion, $4 million related to mobile purchases and rebuilds, $2 million related to plant and powerhouse maintenance, and $1 million for other capital projects, all of which is expected to be incurred in 2024.
•For payments at the Goose Project of $30 million related to construction activities and $27 million related to mobile equipment, of which $52 million is expected to be incurred in 2024 and $5 million in 2025.
•For payments at the Masbate Mine of $1 million related to mobile equipment purchases, all of which is expected to be incurred in 2024.